Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Canada: Total sells a 10% Interest in Canada’s
Northern Lights project to Sinopec
Paris, April 1, 2009 — Total E&P Canada Ltd. (“Total Canada”), a wholly-owned subsidiary of Total S.A., announces that it has sold a 10% interest in the Northern Lights Partnership (NLP) to SinoCanada Petroleum Corporation (“SinoCanada”), a subsidiary of China Petroleum & Chemical Corporation (Sinopec).
As a consequence of the transaction announced today, NLP will be owned by Total Canada and SinoCanada, with 50% each. SinoCanada acquired in May 2005 a 40% interest in NLP from Synenco Energy Inc.. Total Canada acquired the remaining 60% interest when it purchased Synenco Energy Inc. in 2008.
The Northern Lights Oil Sands Project is located approximately 100 kilometres northeast of Fort McMurray, Alberta. Total is studying the development scheme of the NLP that will be developed through mining techniques, benefitting from the experience of the other developments that the Group is involved with in the area. Total is strongly committed to this project, which is in line with the Group’s strategy of developing non-traditional oil fields to provide important long term production capacities.
“Total is pleased to expand its cooperation with Sinopec. This change to the Northern Lights Partnership will be an opportunity to engage in closer efforts with Sinopec to develop the oil sands resources that will be necessary to help fulfill energy needs for the next decades, and to establish access to markets in North America and Asia", said Yves-Louis Darricarrère, President, Total Exploration & Production.
Total Exploration and Production in Canada
Total is the operator of the Joslyn Lease with a 74% interest, located 65 kilometres northwest of Fort McMurray. The lease will be developed using surface mining technologies. The production potential of the Joslyn lease is currently estimated at more than 200,000 barrels per day.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometers southeast of Fort McMurray, which is being developed using Stream Assisted Gravity Drainage (SAGD) technology. Phase 1, which started end 2007, is currently producing 18,000 barrels per day. It will be followed by Phase 2 which will bring the

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Surmont production to approximately 110,000 barrels per day. Future phases at Surmont are also under study.
Total also has interest in several oil sands leases at the delineation stage in Athabasca.
In addition, Total has initiated engineering studies of an upgrader in the Edmonton area. Phase 1 of the upgrader should process 150,000 barrels per day of bitumen and could be commissioned before 2015, subject to Joslyn Project planning and ERCB approval (Energy Resources Conservation Board). Phase 2 could increase overall bitumen processing capacity to over 200,000 barrels per day.
Lastly, on January 28, 2009 Total’s subsidiary, Total E&P Canada Ltd., launched a public offer to acquire all the issued and outstanding shares of the UTS Energy Corporation, a company listed on the Toronto Stock Exchange.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com